

March 23, 2015

Anthony Laura
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
109 Long Warfe
Newport, RI 02840

>   **Re: Pangaea Logistics Solutions Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 11, 2015**
>   **File No. 333-201881**

Dear Mr. Laura:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 25, 2015 letter.

Plan of Distribution, page 24

1. We note your response to our prior comment 2. In particular, we note your disclosure that each of the selling shareholders is affiliated with a registered broker-dealer and may be deemed an underwriter with respect to securities sold by such selling shareholder pursuant to the prospectus. If true, please revise to clarify that each selling shareholder purchased in the ordinary course of business, and at the time of the purchase of the securities to be resold, each selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Anthony Laura
Pangaea Logistics Solutions Ltd.
March 23, 2015
Page 2

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Kirk A. Radke, Esq.
        Willkie Farr & Gallagher LLP